NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

September 12, 2011

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated there under by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Puda Coal, Inc.

Common Stock, $0.001 Par Value

Commission File Number – 001-34459

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(f)(iii) of the NYSE Amex LLC Company Guide (the “Company Guide”) which provides that a company may be suspended from dealings on the Exchange if it or its management engages in operations, which, in the opinion of the Exchange, are contrary to the public interest;

(b)

Sections 134 and 1101 of the Company Guide which require listed issuers to comply with applicable SEC requirements with respect to the filing of reports and other documents through the SEC's Electronic Data Gathering Analysis and Retrieval ("EDGAR") system;

(c)

Section 132(e) of the Company Guide which provides that a listed company may be delisted if any communication to the Exchange contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading; and

(d)

Section 1002(e) of the Company Guide which provides that the Exchange will consider suspension of trading in or removal from listing, any security when, in the opinion of the Exchange, an event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

2.

The Common Stock (the “Common Stock”) of Puda Coal, Inc. (the “Company” or “Puda Coal”) does not qualify for continued listing for the following reasons:

(a)

On April 8, 2011, a website article was posted and made allegations regarding certain improper transactions by Mr. Ming Zhao, the Chairman of Puda Coal (the “Article”).  Specifically, the Article alleged, among other things, that prior to its initial listing on the Exchange, Mr. Zhao transferred the Company’s 90% interest in Shanxi Puda Coal Group Co., Ltd., the Company’s operating subsidiary (“Shanxi Coal”), from the Company to Mr. Zhao.  On April 11, 2011, the Company issued a press release announcing that its Board of Directors had unanimously ratified the decision of its Audit Committee to launch a full investigation into these allegations (the “Investigation”).  In the press release, the Company stated that, “although the investigation is in preliminary stages, evidence supports the allegation that there were transfers by Mr. Zhao in subsidiary ownership that were inconsistent with disclosure made by the Company in its public securities filings.”

(b)

Due to the fact that the Company’s Audit Committee had initiated a formal investigation into the allegations made in the Article, the Company was unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2011.  Therefore, by letter dated June 20, 2011 (the “Initial Deficiency Letter”), Staff notified the Company that it was below compliance with Sections 134 and 1101 of the Company Guide (the “Prior Deficiencies”).  Pursuant to Section 1009 of the Company Guide, the Company was offered the opportunity to submit a plan of compliance advising the Exchange of actions that it had taken or would take to bring the Company into compliance with Sections 134 and 1101 of the Company Guide by September 20, 2011 (the “Plan Period”).  The Initial Deficiency Letter also requested an update regarding the progress of the Investigation.  The Company submitted the Plan and an informational update regarding the Investigation on July 15, 2011.

(c)

On July 7, 2011, the Company’s independent auditor, Moore Stephens, submitted a resignation letter (the “Auditor Resignation Letter”) to the Company which disclosed that it had been informed by counsel to the Company’s Audit Committee that, although the Audit Committee’s Investigation was not complete, the Audit Committee’s preliminary findings confirmed the allegations regarding the transfers of shares in Shanxi Coal contained in the Article.  The Auditor Resignation Letter also stated that the Company had provided representations to the auditor in connection with its audit of the Company’s consolidated financial statements for the years ended December 31, 2009 and 2010, including in the Company’s management representation letters, that were “materially inconsistent with such transfers having occurred.”  Consequently, the auditor had “reached the conclusion that [it was] no longer able to rely on the representations of management received in connection with [its] audits of the Company’s consolidated financial statements for the years ended December 31, 2009 and 2010” and that further reliance should no longer be placed on its audit opinions previously issued in connection with those audits.  The auditor stated in its letter that the circumstances described above “could constitute illegal acts pursuant to Section 10A of the Securities Exchange Act.”

(d)

By letter dated August 4, 2011, Staff notified Puda Coal of its conclusion that the Plan did not make a reasonable demonstration of the Company’s ability to regain compliance with Sections 134 and 1101 of the Company Guide.  Specifically, it was not reasonable to expect that the Company could, within the Plan Period: (i) complete the Investigation; (ii) engage a new independent auditor; (iii) complete restatements of its 2009 and 2010 financial statements; and (iv) become current with all of its SEC reporting obligations.

(e)

Furthermore, as discussed below, based on information that had come to light since the date of the Initial Deficiency Letter, Staff concluded that the Company was subject to delisting pursuant to Section 1003(f)(iii) of the Company Guide, as the Company or its management has engaged in operations which, in the opinion of Staff, are contrary to the public interest.  Staff would not have offered the Company the opportunity to propose a compliance plan at the time of the Initial Deficiency letter if it had at that time reached this conclusion with respect to this public interest concern, as it is not appropriate to grant a compliance plan where public interest concerns are at issue.  Therefore, in light of the nature and severity of the Company’s continued listing deficiencies and the credible allegations of illegality set forth in the Auditor Resignation Letter, Staff determined that it was necessary and appropriate for the protection of investors to truncate the continued listing evaluation and follow-up procedures as set forth in Section 1009 of the Company Guide and move to immediately delist the Common Stock of the Company (the “Staff Determination”).  Based on information that had become available subsequent to the date of the Initial Deficiency Letter, Staff determined that, in addition to the Prior Deficiencies, the Company was subject to delisting for the following additional reasons:

i.

The Company was subject to delisting pursuant to Section 1003(f)(iii) of the Company Guide in that the Company or its management has engaged in operations, which, in the opinion of Staff, are contrary to the public interest.  In this regard, the Company’s former auditor made credible allegations in the Auditor Resignation Letter that the Company had provided false representations in connection with the audit of prior period financial statements which could constitute illegal acts.  In addition, the Company has repeatedly admitted (including in the Press Release and Plan) that “evidence supports” the allegations made in the Article.  The Company’s admission that it is likely that the alleged transfers of  the stock of Shanxi Coal actually happened  raises significant public interest concerns since the occurrence of those transfers would mean that the Company’s prior period financial statements filed with the SEC had been falsified, which constitutes an illegal act.1  The Staff also believes that it is inconsistent with the protection of investors and the public interest to continue to provide an Exchange trading market in the securities of a company with respect to which there is no reliable financial information for either the current period or the two immediately preceding fiscal years.

ii.

The Company was subject to delisting pursuant to Section 132(e) of the Company Guide, which provides that a listed company is subject to delisting if any communication (including but not limited to a communication made in connection with an initial listing application) contains a material misstatement or omits material information necessary to make the communication to the Exchange not misleading, and Section 1002(e) of the Company Guide which provides that the Exchange will normally consider delisting a company when an event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.  In this regard, the Exchange relied on the Company’s SEC filings in approving the Company for listing.  As a consequence of the actions of Mr. Zhao and/or the Company in failing to disclose the apparent transfers of the stock of Shanxi Coal, it has been called into question whether the financial statements included in the SEC filings on which the Staff relied in making an initial listing determination provided an accurate representation of the Company’s financial position at the time of its approval for listing.  This raises a concern as to whether the Company was at that time qualified for listing.  The fact that the Company did not disclose the apparent transfer of the stock of Shanxi Coal to Mr. Zhao prior to the Company’s initial listing on the Exchange constitutes an omission of material information necessary to make the information on which Staff relied in making its initial listing determination not misleading and subjects the Company to delisting under Section 132(e) of the Company Guide.  The apparent actions of Mr. Zhao have rendered the Staff unable to assess whether the Company ever satisfied the initial listing standards.  Furthermore, there is no way of telling with certainty whether the Company currently meets the Exchange’s minimum financial continued listing standards, making further dealings in the Company’s securities on the Exchange unwarranted and subjecting the Company to delisting under Section 1002(e) of the Company Guide.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

Having determined that the Plan was not reasonable and that the Company had triggered additional deficiencies, as mentioned above, on August 4, 2011 the Company was issued a delisting letter which set forth details of the Staff Determination.  The letter also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by August 11, 2011.  Subsequently, the Company requested and was granted an additional extension of time to request a hearing to appeal the Staff Determination, until August 17, 2011.

(b)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Liping Zhu, President and Chief Executive Officer of Puda Coal, Inc.

Janice O’Neill

Senior Vice President

Corporate Compliance Department

NYSE Amex LLC

Footnotes

1 Notwithstanding the release of the Article and the information that was contained therein, leading up to the time when Staff’s original delinquency letter was issued on June 20, 2011, the Company’s independent auditor had not resigned nor had it indicated in any way that its opinions delivered in relation to the Company’s previously issued financial statements could no longer be relied upon.